RHODES SECURITIES, INC.

306 WEST 7TH STREET, SUITE 1000 • FORT WORTH, TEXAS 76102
817-334-0455 • 800-330-0455 • FAX 817-334-0063
MEMBER-NASD/SIPC/SIA

Exemption Report

Rhodes Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Rhodes Securities, Inc.

I, Gordon Rhodes, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.



By:

Title: Chief Executive Officer

June 28, 2017